UNITED  STATES
SECURITIES  AND EXCHANGE  COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October, 2026
Commission File Number: 1-13546
STMicroelectronics N.V.
___________________________________________________________________________________________
(Name of Registrant)
WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands
___________________________________________________________________________________________
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F:
Form 20-F ☒            Form 40-F ☐
Enclosure: A press release dated October 26, 2026, announcing the results of trading in STMicroelectronics'
own shares as part of the previously announced share buy-back program for the period from October 19, 2026 to October 23, 2026.
PR N°C3418C
STMicroelectronics announces status
of common share repurchase program
Disclosure of Transactions in Own Shares – Period from October 19, 2026 to October 23, 2026
AMSTERDAM – October 26, 2026 -- STMicroelectronics N.V. (the “Company” or
“STMicroelectronics”), a global semiconductor leader serving customers across the spectrum of electronics applications, announces full details of its common share repurchase program (the “Program”) disclosed via a press release dated June 21,
2024. The Program was approved by a shareholder resolution dated May 22, 2024 and by the supervisory board.
STMicroelectronics N.V. (registered with the trade register under number 33194537)
(LEI: 213800Z8NOHIKRI42W10) announces the repurchase (by a broker acting for the Company) on the regulated market of Euronext Paris, in the period between
October 19, 2026 to October 23, 2026 (the “Period”), of 444,659 ordinary shares
(equal to 0.05% of its issued share capital) at the weighted average purchase price per share of EUR 40.5207 and for an overall price of EUR
18,017,915.91.
The purpose of these transactions under article 5(2) of Regulation (EU) 596/2014
(the Market Abuse Regulation) was to meet obligations arising from share option programmes, or other allocations of shares, to employees or to members of the administrative, management or supervisory bodies of the issuer or of an associate company.
The shares may be held in treasury prior to being used for such purpose and, to the extent that they are not ultimately needed for such purpose, they may be used for any other lawful purpose under article 5(2) of the Market Abuse Regulation.
Below is a summary of the repurchase transactions made in the course of the Period in relation to the ordinary shares of STMicroelectronics (ISIN: NL0000226223), in detailed form.
Transactions in Period

Dates of transaction	Number of shares purchased	Weighted average purchase price per share (EUR)	Total amount paid (EUR)	Market on which the shares were bought (MIC code)
19-Oct-26	80,000	41.1554	3,292,432.00	XPAR
20-Oct-26	89,843	40.2403	3,615,309.27	XPAR
21-Oct-26	80,000	41.7299	3,338,392.00	XPAR
22-Oct-26	106,766	40.4155	4,315,001.27	XPAR
23-Oct-26	88,050	39.2593	3,456,781.37	XPAR
Total for Period	444,659	40.5207	18,017,915.91
Following the share buybacks detailed above, the Company holds in total 16,867,047 treasury shares, which represents approximately 1.9% of the Company’s issued share capital.
In accordance with Article 5(1)(b) of the Market Abuse Regulation and Article 2(3) of
Commission Delegated Regulation (EU) 2016/1052, a full breakdown of the individual trades in the Program are disclosed on the ST website (https://
investors.st.com/stock-and-bond-information/share-buyback).
About STMicroelectronics
At ST, we are 49,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An integrated device manufacturer, we work with more than 200,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of cloud-connected autonomous things. We are on track to be carbon neutral in all direct and indirect emissions (scopes 1 and 2), product transportation, business travel, and employee commuting emissions (our scope 3 focus), and to achieve our 100% renewable electricity sourcing goal by the end of 2027. Further information can be found at
www.st.com
For more information, please contact:
INVESTOR RELATIONS
Jérôme Ramel
EVP Corporate Development & Integrated External Communication
Tel: +41.22.929.59.20
jerome.ramel@st.com

MEDIA RELATIONS
Alexis Breton
Group VP Corporate External Communications
Tel: +33.6.59.16.79.08
alexis.breton@st.com
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	October 26, 2026	By:	/s/ Lorenzo Grandi

		Name:	Lorenzo Grandi
		Title:	President and Chief Financial Officer